News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (GMT) 13 November 2008

INTERIM MANAGEMENT STATEMENT
REED ELSEVIER PROVIDES UPDATE ON TRADING

Reed Elsevier today reaffirmed that it is on track to deliver on its goals this year of good revenue growth, meaningful margin improvement and strong growth in adjusted earnings per share.

The £2.1bn/€2.7bn acquisition of ChoicePoint Inc was completed on 19 September 2008. The process of integration of ChoicePoint with the LexisNexis Risk Group is now underway under a new leadership team formed from senior management of both businesses. The business is performing in line with expectations and the integration plans are on track to deliver the expected cost synergy benefits.

The process of divestment of Reed Business Information is at an advanced stage although in the present economic and credit environment a satisfactory outcome cannot be certain. As part of the process, a consortium of financing banks are in discussions with a small number of prospective buyers to provide financing. Reed Elsevier has indicated a willingness to provide financing support for any successful bid.

The major restructuring programme announced in February 2008 is progressing well and is expected to deliver the targeted £15m/€19m cost savings in 2008, building to £100m/€125m of annual savings by 2011.

Sir Crispin Davis, Chief Executive Officer, said: “The business is on track for a very successful year and we expect to deliver Reed Elsevier’s strongest constant currency earnings growth in over a decade. Whilst the economic environment is undoubtedly challenging, our businesses are more resilient than most and we are in a strong financial position. We are continuing to invest in expanding our online product offerings to deliver enhanced customer productivity and effectiveness, and together with the restructuring programme we are tightly managing costs. The acquisition of ChoicePoint transforms our position in the risk information and analytics sector and the strategic and financial benefits are very attractive. We are confident that it will deliver the returns expected.”

The performance trends in Reed Elsevier’s businesses in the second half of the year are as follows:

Elsevier: Subscription renewals remain very strong and there is good demand in expanding online services. The second half medical publishing programme is going well, particularly in the nursing and health professional sectors, and strong growth is seen in clinical decision solutions. Pharma advertising markets remain weak, but represent a relatively small proportion of Elsevier revenues.

LexisNexis: The business has seen continued good growth in online information solutions, particularly in the US large law firm market and internationally, although the rate of underlying growth in legal markets is behind last year’s reflecting the tougher economic environment. Corporate and government markets other than risk remain subdued. The risk information and analytics group is performing well, and the insurance business of ChoicePoint continues to grow strongly.

Reed Exhibitions: The exhibitions business has continued to perform well, with a number of successful shows held in the second half, although the environment is getting tougher. The net cycling in of biennial shows has an additional significant positive effect on 2008 performance and the exhibitions business is expected to deliver very strong results this year.

Reed Business Information: The performance of the magazine and information business has held up well during the year despite generally difficult economic conditions with strong growth in online information services more than compensating for declines in print. RBI is however now seeing more challenging advertising markets following the recent deterioration in economic outlook.

The second half has seen a strengthening of the US dollar against both sterling and the euro. For the year as a whole, should current exchange rates prevail, the average sterling exchange rate will have weakened year on year against both the US dollar and the euro whereas the average exchange rate for the euro will have strengthened against the US dollar and sterling. This will result in a positive translation benefit to adjusted earnings per share growth expressed in sterling and an adverse effect on adjusted earnings per share growth expressed in euros.

The acquisition of ChoicePoint was funded from a facility in two approximately equal tranches, one extendable at Reed Elsevier’s option to March 2010 and the other maturing in March 2011. The facility is expected to be repaid from Reed Elsevier’s strong free cash flow, term debt issuance, the proceeds of a sale of Reed Business Information and other resources.

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Enquiries

Patrick Kerr (Media)
+44 20 7166 5646

Sybella Stanley (Investors)
+44 20 7166 5630

Notes to Editors

About Reed Elsevier

Reed Elsevier is a world leading provider of professional information and online workflow solutions in the Science, Medical, Legal, Risk Analytics, and Business sectors.

The group employs more than 35,700 people, including approximately 19,000 in North America. In February 2008, Reed Elsevier reported revenues for 2007 of £4,584m/€6,693m.

Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms ‘expect’, ‘should be’, ‘will be’ and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of our products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; and the impact of technological change.